

August 11, 2009

Mr. Roger Renken
President and Chief Executive Officer
Crater Mountain Resources, Inc.
c/o Law Office of Michael M. Kessler, P.C.
3436 American River Drive, Suite 11
Sacramento, CA 95864

> **Re:** **Crater Mountain Resources, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **File No. 333-151085**
> **Filed July 9, 2009**

Dear Mr. Renken:

We have reviewed your amended filing and your response letter filed July 9, 2009, and we have the following comment in regards to your amended registration statement. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to our prior comment number 1 from our previous comment letter. Please provide disclosure on how the initial transaction from the registrant to Magellan Global Fund qualifies for an exemption from Section 5 of the Securities Act of 1933, as amended, in particular, how the registrant qualifies for the exemption under Section 4(2) of the Act given Magellan's potential status as an underwriter because of its apparent view to distribute the securities at the time it received the shares from the registrant. To the extent no exemption applies for the initial transaction, please revise your disclosure to explain how you did or did not comply with Section 5, and the implications to the company.

<u>Closing Comments</u>

      Please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

      Please contact Douglas Brown at (202) 551-3265 or, in his absence, Michael Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Michael M. Kessler
       (916) 239-4008